

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via E-mail
David W. Hitchcock
Chief Financial and Administrative Officer
Syniverse Holdings, Inc.
8125 Highwoods Palm Way
Tampa, FL 33647

      Re: **Syniverse Holdings, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2013
            Filed March 25, 2014
            File No. 001-32432

Dear Mr. Hitchcock:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Terry French for

                      Larry Spirgel
                      Assistant Director